SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT

Exhibit	Description

1.1	Announcement dated February 22, 2010 regarding the date of the Registrant’s postponed board meeting to be held for the purpose of, among other matters, approving the annual results of the Registrant and its subsidiaries for the year ended December 31, 2009 and its publication

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DATE OF BOARD MEETING

Reference is made to the announcements of Hutchison Telecommunications International Limited (the “Company”) dated 28 January 2010 and 18 February 2010 in respect of the board meeting to be held for the purpose of, among other matters, approving the annual results of the Company and its subsidiaries for the year ended 31 December 2009 and its publication (the “Board Meeting”).

The board of directors of the Company announces that the Board Meeting will be held on Thursday, 4 March 2010.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 22 February 2010

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT